SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 10th, 2014

DATE, TIME AND PLACE: On April 10th, 2014, at 11:20 a.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida das Américas, Nr. 3,434, Building 1, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: Shareholders representing eighty-four point nine percent (84.9%) of the capital stock, including the owners of the American Depositary Receipts, which represents eleven point six percent (11.6%) of the total capital stock, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Messrs. Franco Bertone, Chairman of the Board of Directors; Claudio Zezza, Chief Financial Officer; Rogério Tostes Lima, Investors Relations Officer; Flavio Morelli, People Value Officer; Jaques Horn, Legal Officer; Oswaldo Orsolin, Chairman of the Fiscal Council; Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee; Sergio Zamora, representative of the Company’s independent auditors, PricewaterhouseCoopers (“PwC”); and Mrs. Alessia Lanzone and Mr. Gustavo Pizzo, representatives of Accenture do Brasil Ltda..

BOARD: Chairman – Mr. Robson Goulart Barreto; Secretary – Mr. Jaques Horn.

SUMMONS AND PUBLICATIONS: (1) The notice provided in Section 133 of the Brazilian Law Nr. 6,404, dated as of December 15th, 1976 (“Law 6,404/76”) was published on February 14th, 17th and 18th, 2014, on pages 9, 6 and 12 of the Official Gazette of the State of Rio de Janeiro, on pages C3, C3 and B5 of the Valor Econômico and on pages A-10, A-9 and A-10 of the Jornal do Commercio, respectively; (2) The Management’s Report, the Financial Statements, the Fiscal Council’s Opinion, the Statutory Audit Committee’s Report and the Independent Auditors’ Report, related to the fiscal year ended on December 31st, 2013, were published on February 27th, 2014, on pages 04 to 22 of the Official Gazette of the State of Rio de Janeiro; on pages B31 to B38 of the Valor Econômico and on pages 1 to 16 of the Jornal do Commercio; and (3) The Call Notice was published on March 11th, 12th and 13th, 2014, on pages 10, 13 and 29 of the Official Gazette of the State of Rio de Janeiro, on pages B12, B13 and C3 of the Valor Econômico and on pages A-17, A-9 and A-9 of the Jornal do Commercio, respectively.

READING OF DOCUMENTS, RECEIPTING OF VOTES AND DRAWING OF MINUTES: (1) The reading of documents related to the agenda to be discussed on this Shareholders’ Meeting was dismissed, since the shareholders are fully aware of the contents thereof; (2) It was authorized the drawing up of these minutes as a summary and its publication without the signatures of all shareholders, in accordance with Section 130, paragraphs 1 and 2, of the Law 6,404/76, respectively; (3) Voting statements, protests and dissidences by any chance presented shall be received, numbered and certified by the Board, and shall be filed at the Company’s headquarters, pursuant to Section 130, paragraph 1, of the Law 6,404/76; and (4) The minutes of this Annual and Extraordinary Shareholders’ Meeting shall be drawn up as a single document, pursuant to the provided in Section 131, sole paragraph, of the Law 6,404/76.

AGENDA:
On Annual Shareholders` Meeting:
(1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2013; (2) To resolve on the proposed Company’s capital budget; (3) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2013 and distribution of dividends by the Company; (4) To resolve on the composition of the Fiscal Council of the Company and to elect its regular and alternate members; and (5) To resolve on the proposed compensation for the Company’s Administrators and the members of the Fiscal Council of the Company, for the year of 2014.
On Extraordinary Shareholders` Meeting:
(1) To resolve on the Company’s Long Term Incentive (Stock Option Plan); and (2) To resolve on the proposed extension of the Cooperation and Support Agreement, to be entered into Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other, with the Company as intervening party.

RESOLUTIONS: Upon review and discussion on the subjects contained in the Agenda, the shareholders resolved:
On Annual Shareholders’ Meeting:
(1) To approve, by the majority of the votes, corresponding to ninety-nine point eight percent (99.8%) of the capital stock represented at this Shareholders’ Meeting, based on the information provided by the Company and on the favorable opinion of the Fiscal Council, the Statutory Audit Committee and the Independent Auditors, PwC, the Management’s Report and the individual and consolidated Financial Statements of the Company, dated as of December 31st, 2013, duly audited by the Independent Auditors of the Company, PwC, with the respective Report, as well as with the Opinion of the Company’s Fiscal Council and the Report of the Company’s Statutory Audit Committee;
(2) To approve, by the majority of the votes, corresponding to ninety-nine point eight percent (99.8%) of the capital stock represented at this Shareholders’ Meeting, based on the favorable Opinion of the Fiscal Council, Company’s capital budget proposal, in the total amount of three billion and eight hundred million Reais (R$ 3,800,000,000.00), which shall be allocated in projects related to Network and to the Company’s business development;
(3) To approve, by the majority of the votes, corresponding to ninety-nine point nine percent (99.9%) of the capital stock represented at this Shareholders’ Meeting, the management’s proposal to allocate the results, related to the fiscal year of 2013, and the dividends distribution by the Company, along with the Opinion of the Fiscal Council, which provides the 2013 Net Profits, in the amount of one billion, five hundred and five million, six hundred and thirteen thousand, eight hundred and twelve Reais and eighteen cents (R$ 1,505,613,812.18) shall have the following destination: (3.1) To the Legal Reserve, according to Section 193 of the Law 6,404/76, five percent (5%) of the 2013 Net Profits, in the amount of seventy-five million, two hundred and eighty thousand, six hundred and ninety Reais and sixty-one cents (R$75,280,690.61); (3.2) As mandatory minimum dividend, pursuant to the Company’s By-Laws, the amount of three hundred and fifty-seven million, five hundred and eighty-three thousand, two hundred and eighty Reais and thirty-nine cents (R$357,583,280.39), and as complementary dividend, the amount of four hundred and eighty-five million, seven hundred and twenty-one thousand, seven hundred and nineteen Reais and sixty-one cents (R$485,721,719.61), to be distributed to the Company’s shareholders. Therefore, each share shall be entitled to zero point three, four, eight, nine, two, nine, two, three, four Reais (R$0.348929234), calculated based on the total amount of the shares issued by the Company, except for the treasury shares, to be paid as follows: Fifty percent (50%) of the total amount to be distributed, in the amount of four hundred and twenty-one million, six hundred and fifty-two thousand and five hundred Reais (R$421,652,500.00), that is zero point one, seven, four, four, six, four, six, one, seven Reais (R$0.174464617) per share, will be paid on June, 11th, 2014, and the remaining balance, on September 11th, 2014. The second part of the dividends, in the same amount, to be paid on September 11th, 2014, will be increased by the CDI index, from June 11th, 2014 until September 8th, 2014. It shall be registered that all shareholders that owns shares until May 12th, 2014, will be entitled to receive the dividends herein approved. The shares acquired after that date, that is from May 13th, 2014, will be negotiated ex-share dividend; (3.3) To the Capital Reserve, will be allocated the amount of one hundred and twenty-seven million, one hundred and ninety-four thousand, three hundred and ninety-nine Reais and fifty cents (R$127,194,399.50), corresponding to the tax benefit amount resulting from the income tax reduction incurred in the fiscal year of 2013; and (3.4) To the Statutory Reserve for expansion, pursuant to the Company’s By-Laws, it shall be allocated the remaining balance of the Net Profits minus the total dividends distributed and the amount allocated in the capital reserve, the amount of four hundred and fifty-nine million, eight hundred and thirty-three thousand, seven hundred and twenty-two Reais and seven cents (R$459,833,722.07).
(4) Regarding the composition and election of the Fiscal Council, the shareholders’ resolved: (4.1) To approve, by the majority of the votes, corresponding to ninety-eight point eight percent (98.8%) of the capital stock represented at this Shareholders’ Meeting, the Fiscal Council will be composed by three (3) regular members and equal number of alternate members; (4.2) To elect, first in separate election, according with Section 161, paragraph 4º, item ‘a’ of Law 6.404/76, by indication of the minority shareholder Fundo de Investimento em Ações Alvorada, registered hereby the abstention of the Controlling shareholder, TIM Brasil Serviços e Participações S.A., by ninety-four point two percent (94.2%) of votes issued by the shareholders representing the minority capital stock and attending this separate election, as a regular member of the Fiscal Council, Mr. Maurício Marcellini Pereira, Brazilian citizen, married, business administrator, bearer of the Identity Card Nr. 19.434, issued by CRA/MG , enrolled before the CPF/MF under Nr. 838.823.836-15, domiciled at SMPW, square 17, group 04, lot 1, House B, Park Way, in the City of Brasília, Distrito Federal, having as alternate member Mr. Humberto Pires Grault Vianna de Lima, Brazilian citizen, divorced, bachelor in economics, bearer of the Identity Card 032590044, issued by IFP/RJ, enrolled before the CPF/MF under Nr. 512.243.807-20, domiciled at SCN, Square 2, Building A, 11th floor, Ed. Corporate Financial Center, Asa Norte, City of Brasília, Distrito Federal; (4.3) To elect, by the majority of the other votes, by indication of the Controlling shareholder, TIM Brasil Serviços e Participações S.A., as regular and alternate members of the Fiscal Council, respectively: (i) as regular member Mr. Oswaldo Orsolin, Brazilian citizen, married, economist and accountant, bearer of the Identity Card Nr. 2.911.852-9, issued by SSP/SP on November 21st, 1991, enrolled before the CPF/MF under Nr. 034.987.868-49, domiciled at Avenida Lopes de Azevedo, Nr. 154, house 1, Jardim Everest, in the City and State of São Paulo, having as alternate member Roosevelt Alves Fernandes Leadebal, Brazilian citizen, married, economist, bearer of the Identity Card Nr. 74.045, issued by SSP/RN on February 2nd, 1989, enrolled before the CPF/MF under Nr. 016.083.804-59, domiciled at SQSW, Nr. 305, Block G, apt. 407, in the City of Brasília, Distrito Federal; and (ii)as regular member Mr. Josino de Almeida Fonseca, Brazilian citizen, married, civil engineer, bearer of the Identity Card Nr. 5.492.136-3, issued by SSP/SP on July 16th, 1997, enrolled before the CPF/MF under Nr. 005.832.607-30, domiciled at Rua Doutor Oscar Monteiro de Barros, Nr. 400, apt. 101, Vila Suzana, in the City and State of São Paulo, having as alternate member, Mr. João Verner Juenemann, Brazilian citizen, married, accountant and business administrator, bearer of the Identity Card Nr. 3.010.401.283, issued by SSP/SP on February 14th, 2008, enrolled before the CPF/MF under Nr. 000.952.490-87, domiciled at Rua André Poente, Nr. 238, Independência, in the City of Porto Alegre, State of Rio Grande do Sul. The shareholders who appointed the regular and alternate Fiscal Council’s members hereby elected stated that, as a condition for the investiture of such members, they shall obtain from them, within thirty (30) days, or prior to the next Fiscal Council’s Meeting, whatever happens first, the confirmation that they are duly qualified and that they comply with the requirements set forth in the Law 6,404/76 and the Company’s By-Laws to be a member of the Company’s Fiscal Council, except for those who have previously given such confirmation. The Fiscal Council’s members hereby elected shall remain in the position until the Annual Shareholders’ Meeting of the Company to be held in 2015 and shall take place upon fulfillment of the applicable conditions and execution of the respective instruments of investiture, in the term and as provided for in the Law 6,404/76, in the Novo Mercado’s Rules and the Company’s By-Laws, except with respect to those who used to previously perform the respective positions; and
(5) To approve, by the majority of the votes, corresponding to seventy-eight point seven percent (78.7%) of the capital stock represented at this Shareholders’ Meeting, the compensation of the administrators for the fiscal year of 2014, as follows: (5.1) Compensation to the Board of Directors: total annual compensation in the amount of one million, nine hundred and ninety-two thousand Reais (R$1,992,000.00), to be granted to the Directors individually in accordance with the criteria to be resolved by the Board of Directors; (5.2) Compensation to the Committee’s members: total annual compensation in the amount of nine hundred and seventeen thousand Reais (R$917,000.00) to be granted to the members of the internal committees with the criteria to be resolved by the Board of Directors; (5.3) Compensation to the Fiscal Council’s members: total annual compensation in the amount of eight hundred and forty thousand Reais (R$840,000.00);  and (5.4) Compensation to the Board of Statutory Officers: total annual compensation in the amount of twenty-one million and eight hundred thousand Reais (R$21,800,000.00), regarding that from such amount, fifty-seven percent (57%) correspond to the fixed compensation and forty-three percent (43%) to the variable compensation.

On Extraordinary Shareholders’ Meeting:
(1) To approve, by the majority of the votes, corresponding to eighty-three point six percent (83.6%) of the capital stock represented at this Shareholders’ Meeting and according to the documentation previously disclosed in the website of the Company, of the Comissão de Valores Mobiliarios and of the Securities and Exchange Commission, the proposed Company’s Long Term Incentive Plan (Stock Option Plan), for the triennium of 2014-2016, assessed by the Board of Directors on its meeting held on March, 10th, 2014; and
(2) To approve, by the majority of the votes, corresponding to ninety-nine point two percent (99.2%) of the capital stock represented by the minority shareholders attending at this Shareholders’ Meeting, excluding all the vote abstentions and also the abstention expressly registered by the controlling shareholders TIM Brasil Serviços e Participações S.A. and according to the documentation previously disclosed in the website of the Company, of the Comissão de Valores Mobiliarios and of the Securities and Exchange Commission, regarding the history of the Cooperation and Support Agreement (“Agreement”) and the benefits accrued by the Company and its subsidiaries resulting from the Agreement, the extension of the Agreement to be entered into by and between Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other side, with the Company as an intervening party, until the Annual Shareholders’ Meeting to be held one the year of 2015 and in the amount corresponding in Reais of up to eleven million, six hundred and sixty-six thousand, five hundred and eleven Euros (€ 11,666,511.00), pursuant to the proposal submitted to the Statutory Audit Committee at its meeting held on February, 25th, 2014, and to the Board of Directors at its meeting held on March 10th, 2014, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement;

CLARIFICATIONS: The Board received and registered the abstentions and the eventually dissenting votes from the shareholders that attended this Shareholders’ Meeting, which were properly presented and computed in the resolutions above.

CLOSING: Nothing further to discuss, the Chairman of the Board Meeting suspended the meeting for the necessary time to finalize these minutes. As the session was reopened, the minutes were read and approved by the attendees, executed by the Chairman and the Secretary of the Board Meeting and the shareholders identified below.

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), April 10th, 2014.

JAQUES HORN
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 10, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.